# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Highlander Silver Corp., CIK 0002013223
CUSIP: 43087N204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2500-100 King Street West, Toronto, Ontario Canada (A6), M5X 1A9
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0002021311
Persons authorized to receive notices and communications: Yoana Thomas, 555-999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, 604-638-2008

## Reporting persons
- Augusta Ozama Investment LP (CIK 0002021311): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: working capital (WC), other (OO); sole voting power 26,916,667; shared voting power 0; sole dispositive power 26,916,667; shared dispositive power 0; aggregate amount beneficially owned 26,916,667 (13.2% of the class)
  Comment: The percentage reported in Item 13 is calculated based upon 203,286,668 outstanding common shares of the Issuer as of March 9, 2026.
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 20,029,167; shared voting power 0; sole dispositive power 20,029,167; shared dispositive power 0; aggregate amount beneficially owned 20,029,167 (9.9% of the class)
  Comment: The percentage reported in Item 13 is calculated based upon 203,286,668 outstanding common shares of the Issuer as of March 9, 2026.
- Warke Richard W (CIK 0001390411): type of reporting person: broker-dealer (BD), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 47,333,334; shared voting power 0; sole dispositive power 47,333,334; shared dispositive power 0; aggregate amount beneficially owned 47,333,334 (23.2% of the class)
  Comment: Items 7, 9 and 11 include (i) 387,500 options to purchase commons hares held directly by Richard Warke, (ii) 26,916,667 common shares held by Augusta Ozama Investment LP, and (iii) 20,029,167 common shares held by Augusta Investments Inc. Mr. Warke is the sole officer and director of Augusta Ozama Investment LP and Augusta Investments Inc.
  
  The percentages used herein are calculated on a partially diluted basis based upon 203,286,668 outstanding common shares of the Issuer as of March 9, 2026 plus 387,500 options to purchase common shares held by Richard Warke, which are included pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Highlander Silver Corp.
Address of issuer's principal executive offices: 2500-100 King Street West, Toronto, Ontario Canada (A6), M5X 1A9
Comment: This Schedule 13D (this "Schedule 13D") is being jointly filed by (i) Augusta Ozama Investment LP ("Augusta Ozama") (ii) Augusta Investments Inc. ("Augusta Investments") and (iii) Richard Warke (collectively, the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Augusta Ozama Investment LP
Augusta Investments Inc.
Richard W. Warke
Residence or business address:
The principal business office of Augusta Ozama, Augusta Investments, each of their executive officers, and Mr. Richard Warke is:
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
Present principal occupation or employment: The principal business of Augusta Ozama, Augusta Investments, and their sole executive officer is investment. Richard Warke is the sole officer and director of Augusta Ozama and Augusta Investments and is Chair of the Issuer.
Criminal convictions in the last five years: None of Augusta Ozama, Augusta Investments, nor Richard Warke as their sole officer and director and in his personal capacity, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of Augusta Ozama, Augusta Investments, nor Richard Warke as their sole officer and director and in his personal capacity, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Augusta Ozama is a Canadian limited partnership.
Augusta Investments is a British Columbia corporation.
Richard Warke is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Augusta Ozama acquired the Shares using working capital.
Augusta Investments acquired the Shares using working capital.
Richard Warke acquired the Options (defined below) in consideration of his services as Chair of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer for investment purposes and to exert control over the Issuer. The Reporting Persons do not have any plans which related to or would result in:
a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer's business or corporate structure;
g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Augusta Ozama owns 26,916,667 common shares, representing approximately 13.2% of the Issuer's common shares (on the basis of 203,286,668 outstanding common shares of the Issuer).
Augusta Investments owns 20,029,167 common shares, representing approximately 9.9% of the Issuer's common shares (on the basis of 203,286,668 outstanding common shares of the Issuer).
Richard Warke as the sole officer and director of Augusta Ozama and Augusta Investments and exercises sole voting and dispositive power over their securities of the Issuer. Therefore, Mr. Warke beneficially may be deemed to hold a total of 47,333,334 common shares, including (i) 387,500 options to purchase common shares held directly by Richard Warke, (ii) 26,916,667 common shares held by Augusta Ozama, and (iii) 20,029,167 common shares held by Augusta Investments. The Options were granted as follows: (i) 350,000 Options granted October 21, 2024, exercisable at C$0.80 per share, expiring October 21, 2029, all of which are fully vested; (ii) 150,000 Options granted January 2, 2025, exercisable at C$1.04 per share, expiring January 2, 2030, 37,500 of which are fully vested and the remainder of which vest in equal traches over the next three years on the yearly anniversary of the grant. Mr. Warke also holds 400,000 options granted January 15, 2026, none of which are currently vested, exercisable at C$6.17 per share, expiring January 15, 2031, and which vest one-fourth on each yearly anniversary of the grant. Mr. Warke's percentage ownership is calculated on a partially diluted basis based upon 203,286,668 outstanding common shares of the Issuer as of March 9, 2026, plus 387,500 options to purchase common shares held by Richard Warke and included pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 5 of this Schedule 13D summarizes certain provisions of the Options and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Augusta Ozama Investment LP: /s/ Richard W. Warke, President (03/10/2026)
- Augusta Investments Inc.: /s/ Richard W. Warke, President (03/10/2026)
- Warke Richard W: /s/ Richard W. Warke, Reporting Person (03/10/2026)